Exhibit 3.11

CERTIFICATE OF FORMATION

OF

POTLATCH RETAINCO LLC

The undersigned, an authorized person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the “limited liability company”) is:

Potlatch RetainCo LLC

SECOND: The address of the registered office and the name and address of the registered agent of the limited liability company in the State of Delaware required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE

Executed on July 23, 2008.

/s/ Michael S. Gadd
Michael S. Gadd
Authorized Person